Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 6: Activities of Service Providers

    a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?
Yes

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

PureStream, LLC ("PURE") is the broker-dealer operator of the PureStream ATS (the "ATS" or "PURE ATS"). PURE ATS's confidential Subscriber information includes, but is not limited to, Subscriber order and trade information (e.g., symbol, side, quantity, price, type,), counter-parties, and billing instructions (collectively, the "Subscriber Confidential Information").

PureStream Trading Technologies Inc. ("PTT") is the parent company of PURE. PTT is not an operational business but is a holding company, and the owner of the intellectual property used in the PURE ATS. Further, PTT owns and manages the licensing of the order types available in the PURE ATS.

All PTT employees are shared personnel with PURE ("Shared Personnel") (i.e., there are no PTT employees that do not also service PURE). Shared Personnel perform dual functions, with a primary role of supporting PURE and a secondary role of supporting PTT. Shared Personnel include, for example, PURE's management, legal, finance and accounting, and support teams. Shared Personnel generally function in a similar or equivalent capacity at PTT as they do at PURE (e.g., PURE management also serves as PTT management; and PURE legal personnel perform legal responsibilities at PTT). Shared Personnel have Subscriber Confidential Information (see Part II, Item 7) in connection with their roles at PURE and they may also use such information in connection with their role at PTT, if needed. All Shared Personnel are subject to the written safeguards and written procedures to protect Subscriber Confidential Information described in Part II, Item 7, and are not permitted to use Subscriber Confidential Information that they have access to for unauthorized purposes.

    b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?
Yes

As noted above, PTT owns and manages the licensing of the order types available in the PURE ATS, and Shared Personnel have access to all Subscriber Confidential Information.

PURE has also entered into an agreement with Operations and Compliance Network, LLC ("Ocean"), an affiliate of Nasdaq, pursuant to which Ocean hosts, operates, and supports the ATS technology platform. Pursuant to this agreement, Ocean provides certain support services related to PURE's compliance, surveillance, supervisory, record-keeping, and reporting obligations. Ocean performs all of these services subject to the direction and oversight of PURE as the Broker-Dealer Operator.

Pursuant to the agreement with Ocean, certain aspects of the services provided by Ocean to PURE utilize infrastructure and support services shared by Ocean and its affiliates. As the Broker-Dealer Operator, PURE is responsible for the operation of the ATS in compliance with the federal securities laws. In addition to the tools provided by Ocean, PURE will monitor orders and transactions in real-time via ATS drop copies into PURE's infrastructure.

With respect to the applicable Item numbers in Part III of this form, PURE is responsible for:

Items 1, 2, and 3 - Subscriber eligibility.
Items 7, 8, 9, 13, and 14 - Market structure design.
Items 4 and 20 - Business decisions regarding the hours of operation, and closing of the market due to technical or operational risks.
Item 19 - Fees.
Item 22 - Clearance and Settlement (Via the ATS's clearing firm, <u>Instinet, LLC ("Instinet")</u>~~currently Bank of America Securities, Inc. ("BAML")~~, a member of the National Securities Clearing Corporation ("NSCC"). ~~On or around May 19, 2025, Instinet, LLC ("Instinet") (at which point PURE ATS will no longer use BAML for the ATS's clearance and settlement processes, as described below in this section)).~~
Item 26 - Aggregate platform data.

With respect to the applicable Item numbers in Part III of this form, Ocean provides the infrastructure and support services for the following items, subject to the direction and oversight of PURE as the Broker-Dealer Operator of the ATS:

Item 5 - Financial Information eXchange ("FIX") connectivity to Subscribers.
Item 10, 17, and 20 - The technical process of opening and closing of the ATS for regular hours, and in the event of a system stoppage (e.g., for a regulatory trading halt, a triggered market-wide circuit breaker, or for an internal reason) is triggered.
Item 11 - Daily management of the ATS, including all the hardware and systems required for the operation of the ATS.
Item 15 - Display.
Item 18 - Trading outside of regular trading hours.
Item 21 - Trade reporting (done via an outsourcing arrangement with S3, discussed below in Part II, Item 7).
Item 23 – Ocean provides Securities Information Processor ("SIP") feed handler software (CTA and UTP) that enables the ATS to consume market data.

One additional entity supports the ATS services in connection with the following Item:

Item 22 – PURE has an agreement with ~~BAML to act on behalf of the PURE ATS to clear and settle all Subscriber transactions executed on the ATS. BAML will receive all such transactions and submit all executions to the NSCC for clearing. Beginning on or around May 19, 2025, PURE will engage~~ Instinet to act on behalf of the PURE ATS to clear and settle all Subscriber transactions executed on the ATS. ~~Prior to the effective date of the Instinet engagement, PURE will notify all subscribers and subsequently file an Updating Amendment to this Form ATS-N.~~ Pursuant to such ~~engagement~~<u>agreement</u>, Instinet ~~will~~ receive<u>s</u> all ATS transactions and submit<u>s</u> all executions to the NSCC for clearing. ~~Once Instinet assumes these responsibilities, PURE ATS will no longer use BAML for the ATS's clearance and settlement processes (and BAML will not receive ATS transactions or submit executions).~~

The following items do not apply to the PURE ATS:
Item 6 - Co-location.
Item 12 - Liquidity providers.
Item 16 - Routing.
Item 24 - Order display and execution access.
Item 25 - Fair access.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?
Yes
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

~~BAML provides clearance and settlement services to PURE for transactions effected on the PURE ATS. BAML is a subscriber to the PURE ATS and may submit trading interest to the PURE ATS. BAML may use any of the PURE ATS functionality disclosed in this Form ATS-N.~~

Instinet, ~~who will serve as~~ the ATS's clearing broker ~~beginning on or around May 19, 2025~~, is a Subscriber to the ATS and may submit trading interest to the PURE ATS. <u>Instinet may use any of the PURE ATS functionality disclosed in this Form ATS-N.</u>

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?
Yes

e. If no, identify and explain any differences.

Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 7: Protection of Confidential Trading Information

    a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:
        i. written standards controlling employees of the ATS that trade for employees' accounts; and
        ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

PURE ATS's Subscriber Confidential Information includes, but is not limited to, Subscriber order and trade information (e.g., symbol, side, quantity, price, type,), counter-parties, and billing instructions, as described in Part II, Item 6.

PURE has established and maintains written policies and procedures designed to safeguard Subscriber Confidential Information. Pursuant to those procedures, the CEO grants access to Subscriber Confidential Information as needed to enable employees to perform their duties and responsibilities. PURE employees with access to Subscriber Confidential Information are strictly prohibited from using such information in an unauthorized manner, including discussing Subscriber Confidential Information with any persons not involved in the operation of the ATS or responsible for the ATS's compliance with applicable rules.

At present, given (i) the number of employees at PURE; (ii) the scope of employee roles; and (iii) that the ATS is the only product offered by PURE, the CEO, in consultation with the CCO, has granted all employees access to all Subscriber Confidential Information, on either a real-time or post hoc basis. As the number of employees at PURE increases, PURE's written policies and procedures will be amended to provide for more tiered or selective access to Subscriber Confidential Information.

Employees access the Subscriber Confidential Information primarily through PUMA (PureStream Monitoring and Analytics), PURE's proprietary application that is used in connection with trade monitoring, compliance obligations, and billing. Please see the response to Part II, Item 7.d below for additional information on the individuals and systems with access to Subscriber Confidential Information, including the basis for such access.

SEPARATION OF SYSTEMS AND PERSONNEL

The PURE ATS matching engine is hosted and operated by Ocean and is physically separate from the other PURE systems with access to Subscriber Confidential Information (e.g., PUMA). Similarly, the ATS matching engine and order entry servers are on separate hardware from other systems hosted and operated by Ocean. Additionally, the Ocean employees that are responsible for the daily operation of the ATS and that have access to the ATS's order book are in a separate physical location from PURE employees.

PURE is an agency only broker-dealer that exclusively operates the ATS and has no other lines of business or trading capabilities.

THIRD PARTY ACCESS PROTECTIONS:

Certain Ocean employees have access to Subscriber Confidential Information, including real-time and historical information regarding individual orders and executions, names of Subscribers, and volume of orders in the ATS. Such employees include Ocean staff from Compliance, Operations,

Technology Development (including trading and surrounding systems), Product Management, and Business Management.

Ocean's policies and procedures (i) restrict which Ocean employees have access to Subscriber Confidential Information, and (ii) implement information barriers that prohibit employees with Subscriber Confidential Information from sharing such information in an unauthorized fashion, as well as (iii) impose personal trading limitations.

Ocean's policies and procedures employ a three-pronged approach to permission access to the PURE ATS. First, an Ocean employee must complete Compliance training specific to the Ocean business unit. Second, an Ocean employee must request, and Ocean Compliance must approve, access to each specific system based on the employee's designated role and responsibilities where such role and responsibilities require access to the PURE ATS. No other Ocean employees have access to the PURE ATS or Subscriber Confidential Information. Third, once approved, the Ocean employee must complete Ocean's annual Compliance training.

Ocean employees who have access to Subscriber Confidential Information are subject to Ocean's "Information Barriers and Conflict Management Policies and Procedures". Pursuant to these procedures, Ocean employees are prohibited from sharing Subscriber Confidential Information with other employees (including at Nasdaq) who are not expressly authorized to receive such information. All Ocean employees are also subject to Nasdaq's Global Trading Policy ("GTP"), which outlines all requirements and restrictions related to personal trading activity, including holding periods, annual attestations, IPO restrictions, and a prohibited list. Ocean employees are required to disclose personal investment and brokerage accounts, positions, and transactions. Nasdaq's Global Ethics Team monitors personal trade activities against the GTP. Ocean also conducts electronic communications reviews to identify policy violations, including non-compliance with the above-referenced policies and procedures.

In addition to the foregoing, Ocean maintains written policies and procedures concerning unauthorized disclosures, which include escalation procedures for such incidents. In this regard, Ocean will promptly notify PURE of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber Confidential Information (so long as not prohibited by applicable laws, rules, or regulations).

PURE has the right to audit Ocean's operation of the ATS, including Ocean's access to and use of Subscriber Confidential Information, either through audits conducted by PURE's own audit team or by third-party auditors. Such audits may be conducted onsite or offsite.

In addition to Ocean personnel, Ocean has retained S3 to submit trade reports to the Consolidated Audit Trail ("CAT") on PURE's behalf. Accordingly, certain S3 personnel have access to PURE Subscriber identifying information and order and trade information, which are components of Subscriber Confidential Information. Only S3 personnel that are required to perform approved tasks (i.e., performing the trade reporting functions on PURE's behalf via its relationship with Ocean) are authorized to access the relevant Subscriber Confidential Information (as described above). To ensure that only authorized personnel access the relevant Subscriber Confidential Information, and that authorized personnel only use such access to perform approved functions, S3 performs periodic access audits. An attestation setting forth the results of these audits are provided to PURE. In addition to the results of these audits, S3 will notify PURE of any actual or suspected unauthorized disclosure of confidential information, which includes Subscriber Confidential Information.

PURE ATS ACCESS PROTECTIONS:

PURE possesses information that is sensitive and valuable, including the ATS's proprietary information and Subscriber Confidential Information. The exposure of sensitive information to unauthorized individuals could cause irreparable harm to the ATS and its Subscribers and could subject the ATS to fines or other regulatory sanctions. Additionally, if ATS information is tampered or interfered with, damaged, or made unavailable, it could impair the ATS's ability to do business. Therefore, the ATS requires its employees to diligently protect both the ATS's proprietary information as well as the Subscriber Confidential Information of current and former Subscribers.

Access to Subscriber Confidential Information is limited to PURE employees with a legitimate business need for the information. Presently, for the reasons explained above, this includes all current PURE employees. Hard copy documents must be secured by locking the file cabinet or office in which they are stored and shredded when it is timely and appropriate to destroy them. Subscriber Confidential Information kept on the ATS's computers must be password-protected and secured behind firewalls.

PURE also has detailed written firm-wide policies and procedures designed to monitor employee personal trading. To address potential conflicts of interest, PURE's employee trading policy requires: (i) disclosure of all personal trading accounts for activity monitoring purposes; and (ii) employees to provide advance notice to PURE Compliance of all personal transactions. Further, PURE employees are prohibited from entering orders for personal transactions while the ATS is open for trading (i.e., 9:30am to 4:00pm on business days, absent an early close or holiday). Personal trading that has an appearance of impropriety (e.g., potential front-running) is prohibited.   On an annual basis, PURE employees participate in Compliance training that addresses information protection and Subscriber confidentiality. Additionally, on a firm-wide basis, PURE continuously monitors electronic communications to identify potential policy violations.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
Yes.

If yes, explain how and under what conditions.

At the direction of Subscribers only, PURE will send a Subscriber's order and trade information to a Subscriber's third-party service provider. Any Subscriber can request this service via written request and upon demonstration of a legitimate business purpose (examples of such purposes may include, but not be limited to submissions to perform transaction cost analysis or trade reporting; filing disclosures regarding order execution and order routing; or providing drop copies to order management systems), for sharing such information (i.e., PURE reserves the right to reject an information sharing request if, in its discretion, there is no legitimate business purpose for doing so). Further, PURE will only transmit information (at the Subscriber's request) to third parties that: satisfy such technical or systems requirements as may be prescribed by PURE (e.g., must be able to receive relevant order information electronically via FIX); pass background, regulatory, disciplinary, or similar diligence PURE may perform that will include reviews of publicly available information; and, if needed, enter into a technology agreement with PURE to receive relevant information.

The scope of the order and trade information, the timing of when the information will be transmitted (which may be intraday, after the close of the trading day, or other predetermined times), and any other required logistical details will be agreed upon between the Subscriber and PURE prior to information sharing. Note that PURE does not route or display orders for execution; this service is provided only to enable the Subscriber to share its order and trade information.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?
If yes, explain how and under what conditions.

Yes. PURE will only send a Subscriber's Confidential Information to the Subscriber's third-party service providers at the Subscriber's direction. As such, Subscribers can withdraw such instruction either by informing PURE that it no longer wishes to send information to a particular service provider or by not including the relevant instructions, as applicable, to a given action.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The below personnel teams or units have access to Subscriber Confidential Information. The basis for approved access to Subscriber Confidential Information is to service and/or support PURE ATS in different capacities. Access to Confidential Subscriber Information is generally through PUMA, which is used in connection with: (i) monitoring transactional activity; (ii) Subscriber and regulatory support; (iii) compliance and risk monitoring; (iv) intra-day and EOD Regulatory reporting; and (v) billing. Only PURE employees have access to PUMA. In addition to PUMA, PURE's employee teams can also access Subscriber Confidential Information via Ocean's ATS monitoring application, OceanView, and Nasdaq SMARTS Trade Surveillance, (an automated compliance application that facilitates PURE's monitoring of all trading activity on the ATS for compliance with applicable laws, rules, regulations, and ATS policies by surveilling for potentially improper or disruptive trading activity)., and BAML-provided applications for monitoring and resolving issues with respect to clearance and settlement (until such time that PURE transitions to Instinet, at which point PURE will no longer use these BAML-provided applications).

1. PURE management, comprised of the CEO, COOs, CTO, and CCO.

2. ATS Subscriber Support. Provides support to Subscribers and/or their clients, including with respect to onboarding, use and implementation of the ATS protocols, and orders, transaction, and general inquiries.

3. Market and ATS Operations. Responsible for the day-to-day operation of the ATS. This team monitors the ATS and related applications to ensure that they are operating as designed. This team is also involved with software development and changes to the ATS, ad hoc data analysis, and data archiving. This team also monitors for external market anomalies that could impact PURE ATS Subscribers and general system health. In addition to monitoring the system via

PUMA, the Markets Operations team will have access to OceanView~~,~~ and Nasdaq SMARTS~~, and the BAML-provided clearance and settlement applications (until such time that PURE transitions to Instinet, at which point PURE will no longer use these BAML-provided applications).~~.

4. Internal Controls and Compliance. Responsible for risk, non-ATS technology, compliance, and operations. While not all functional responsibilities in the internal team require access to Subscriber Confidential Information, given the likely overlap of roles and supervision, all members of the team will have access to Subscriber Confidential Information, including via PUMA, OceanView, and Nasdaq SMARTS~~., and BAML-provided clearance and settlement applications (until such time that PURE transitions to Instinet, at which point PURE will no longer use these BAML-provided applications).~~

5. Ancillary and Back-office Support. Includes support teams such as legal and finance and accounting.

Note that as stated in Part II, Item 6, above, PTT personnel are all associated persons with PURE. These Shared Personnel generally function in a similar or equivalent capacity at PTT as they do at PURE (e.g., PURE management is PTT management; and PURE legal personnel perform legal responsibilities at PTT). All Shared Personnel are subject to the written safeguards and written procedures to protect Subscriber Confidential Information described in this section, and are not permitted to use Subscriber Confidential Information that they have access to for unauthorized purposes.

All PURE employees will receive annual training on Subscriber Confidential Information.

With respect to service-providers, Ocean, S3 (via arrangement with Ocean), and Instinet, ~~BAML (PURE's fully-disclosed clearing broker)~~ will have access to Subscriber Confidential Information. ~~Upon PURE transitioning to Instinet, Instinet will have access to such information and BAML will cease to have such access.~~

In connection with the services Ocean is providing PURE, Ocean employees whose roles with respect to the ATS require access to such information, will have access to Subscriber Confidential Information, including orders, executions, and risk settings. These employees are from Ocean groups including Compliance, Operations, Technology Development (including trading and surrounding systems), Product Management, and Business Management.

In connection with its outsourcing arrangement with Ocean, S3 employees who require such access to perform trade reporting on behalf of the ATS, will have access to PURE Subscriber identifying information and order and trade information, which are components of Subscriber Confidential Information..

~~In connection with clearing services provided, PURE's fully disclosed clearing broker, BAML, receives all of the executions of PURE ATS's Subscribers. Those details include the quantity, side, symbol, time, and price of execution. To effectively manage their risk, PURE's clearing broker is also aware of the gross level of orders and risk limits per Subscriber. As part of its relationship with PURE, BAML is obligated to protect all Subscriber Confidential Information, including data and information related to Subscribers. Further, BAML is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.~~

In connection with clearing services provided, ~~Upon transitioning to Instinet as the ATS's clearing broker,~~ Instinet ~~will~~ receives all of the executions of PURE ATS's Subscribers. The details of such executions ~~will~~ include the quantity, side, symbol, time, and price of the execution. As part of its relationship with PURE, Instinet ~~will be~~is obligated to protect all Subscriber Confidential Information, including data and information related to Subscribers. Further, Instinet is an SEC and FINRA-registered broker-dealer, and subject to applicable laws, rules, and regulations concerning information security standards and obligations.

Part III: Manner of Operations
Item 11: Trading Services, Facilities and Rules

    a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

    PURE ATS is a crossing venue that matches compatible Subscriber orders and generates fills for those matches based on referencing publicly available market data, including the volume and associated price, of each SIP-reported trade as they occur, the OCP, and the NBBO. The venue's matching, reference, and crossing logic is primarily governed by the use of PURE ATS Order Types.

    PURE ATS "matches" are bilateral pairings of compatible orders. Compatible orders are matched in accordance with the logic described in the "Inter-Order Type Compatibility Ranking" and "Matching" sections below (in this Item and in Part III, Item 7).

    Upon matching, the ATS executes fills for each matched order. The terms of all fills (both single point-in-time fills and streaming child fills), are governed by the Order Types, and execution logic described in this Item and in Part III, Item 7.

    The ATS is available for trading in NMS stocks only.

    b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?
    Yes
    If no, identify and explain any differences.

    c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

    The ATS order book matches compatible firm or conditional orders with marketable price limits at the highest compatible quantity or LTR. Upon matching, the ATS executes fills for each matched order using the relevant market data reference point(s) in accordance with the logic described in this Item and in Part III, Item 7 (and for the Post-Close Trading Session, as described in Part III, Item 18).

    <u>Intra-Order Type Prioritization</u>

    PURE ATS uses intra-order prioritization logic to rank orders within the same Order Type (note that for these purposes, Streaming Block is considered one Order Type). This section should be read in conjunction with the Inter-Order Type Compatibility Ranking section below in this Item, and in Part III, Item 7, for purposes of ranking for matches.

    Within each Order Type, firm and conditional orders are prioritized based on (i) LTR, (ii) size of the order, (iii) marketability (as defined below), and (iv) time the order was received, in that sequence. The ATS processes (i.e., assesses for matching compatibility, as described below) firm orders prior to conditional orders regardless of the order terms of the conditional orders.

The first term considered in intra-Order Type prioritization ranking is the LTR. Orders are prioritized by the highest maximum LTR. (The LS Order Type and ROC Order Type always have an unlimited maximum LTR and therefore when prioritizing such orders among like Order Types, PURE ATS will always need to look at least to the size of the relevant orders).

For two orders with the same LTR, the second term considered in intra-Order Type prioritization ranking is the size of the order quantity. The larger the order, the higher the standing.

The third term considered in intra-Order Type prioritization ranking (i.e., for orders that are the same Order Type and of equal size) is the marketability of the order. The marketability standard depends on the (i) relevant match type and (ii) reference point (see Part III, Item 7).

The final term considered in intra-Order Type prioritization ranking (i.e., for orders that are the same LTR, equal size, and have equal marketability) is the time the order arrived, with priority being assigned chronologically. Given the aforementioned prioritization logic, it is by system design that orders arriving later could feasibly be given higher priority than earlier arriving orders.

Inter-Order Type Compatibility Ranking

PURE ATS will only match orders of Order Types that are compatible. See Part III, Item 7 "Inter-Order Type Compatibility Ranking" section for complete list of Order Type compatibility rankings.

Matching

Matches are bilateral (i.e., between only two orders). For a match to occur, two orders must be compatible.

Compatibility means that among compatible Order Types (described above) there is (i) a buy and sell order in the same security, (ii) both meeting the minimum marketability threshold (not applicable to single point matches), (iii) with overlapping LTRs (i.e., the LTR minimum to maximum range of one order overlaps with the LTR minimum to maximum range of another order), and (iv) that any additional order handling instructions sent with the orders (as described below in this Item 11, Additional Order Parameters) are satisfied.

In searching for a match for an order, the ATS first considers inter-Order compatibility ranking. If there are multiple compatible contra-side orders with equal inter-Order compatibility ranking, the ATS will look to the intra-Order Type prioritization ranking of the relevant orders.

Matches will result in the following: (i) streaming matches are created at the highest possible LTR satisfying both matched orders (the highest LTR within the acceptable range for each matched order); and (ii) single point matches are created at the highest possible quantity that satisfies both matched orders. See Part III, Item 18, for match behavior during the Post-Close Trading Session.

If an order has residual quantity or LTR after being matched, the order's decremented quantity or LTR will be available for other matches, meaning the order can be in multiple matches concurrently. Note that for prioritization purposes, a decremented order maintains its original priority standing on the order book (e.g., an order using the 200% Order Type with a residual 170% LTR following a match, is still treated as a 200% Order Type for purposes of prioritization).

Minimum Stream Quantity, Allocation, and Price Discovery

Single point-in-time trade execution logic:

During regular trading hours, when two orders eligible for a single point match are matched (e.g., LS-LS,), they will execute a single point-in-time trade for the largest quantity possible (i.e., the smaller quantity of the two orders matched). Note that given the minimum order size requirements for orders on PURE ATS, minimum stream quantity is not applicable to single point-in-time trades.

The price of the single point-in-time trade will be set in accordance with the referenced market data as dictated by the matched Order Types (e.g., NBBO), the limit price, and peg instructions, if applicable, for the two relevant orders (executions will not violate an order's limit price). Peg instructions (see Part III, Item 11c under "Peg Order Instructions for LS Orders") are applicable only to LS orders and are used (with limit prices) to determine compatibility for an LS-LS match and the price of any resulting single point-in-time trade. For single point-in-time trade execution logic in the Post-Close Trading Session, see Part III, Item 18.

Streaming matches (during regular trading hours; there are no streams in the Post-Close Trading Session):

Once a streaming match has occurred, the ATS will use each observed SIP-reported trade in the relevant security as reference trades to execute "child fills" in accordance with PURE ATS execution (see under "Order Types") and MSQ logic.

Note that each SIP-reported trade is only referenced once in each stream (and all concurrent streams in the ATS reference each SIP-reported trade once). The ATS references SIP-reported trades in real-time as they are reported in succession (subject to the filtering logic described in Part III, Item 23, below). (To the extent that there are malfunctions or other issues with the SIP that result in time gaps, the procedures set forth in Part III, Item 20, below will be applied). In the event that there is no SIP-reported trade after the match is formed, the orders will remain matched but there will be no child fills, and therefore no stream (i.e., a match can exist without a stream).

All streaming child fills are governed by the MSQ logic (for in detailed description of MSQ logic see Part III, Item 7a, "Minimum Stream Quantity, Allocation, and Price Discovery").

A stream will continue uninterrupted providing "child fills" as long as both orders remain marketable (i.e., the orders' limit prices are priced at or through the contra-side NBBO), have quantity remaining, and have not been cancelled.

Below is an example applying the ATS's streaming matching logic to a series of orders:

Example 16:
The ATS receives three Buy orders in the following chronology:
Buy Order 1: 15%
Buy Order 2: 30%
Buy Order 3: 200%

The prioritization of the orders will be:

Buy Order 3 (Highest maximum LTR)
Buy Order 2 (2nd highest maximum LTR)
Buy Order 1 (3rd highest maximum LTR)

For a marketable incoming sell order (Sell Order 4), using the 200% Streaming Block Order Type:
Stream 1 would be created at an LTR of 200% between Buy Order 3 and Sell Order 4.
Buy Order 2 and Buy Order 1 would continue to rest because Sell Order 4's 200% rate was completed.

For a marketable incoming sell order (Sell Order 5), also using the 200% Streaming Block Order Type:
Stream 2 would be created at an LTR of 30% between Buy Order 2 and Sell Order 5.
Sell Order 5's available LTR is decremented to 170%.
And
Stream 3 would be created at an LTR of 15% between Buy Order 1 and Sell Order 5.
Sell Order 5's available LTR is decremented to 155%.

After the creation of Stream 2 & 3, only Sell Order 5 will be resting in the order book with a remaining LTR of 155%. Sell Order 5 is participating in two streams, Stream 2 & Stream 3.

The LTR of each stream:
Stream 1 (Order 3&4) LTR: 200%
Stream 2 (Order 2&5) LTR: 30%
Stream 3 (Order 1&5) LTR: 15%

Given the following three contemporaneously processed trade reports from the consolidated tape:
SIP-reported Trade 1: 1,000 @ $36.99
SIP-reported Trade 2: 50 @ $36.9925
SIP-reported Trade 3: 200 @ $37

And given an MSQ for the relevant symbol is set at 5 shares:

The orders in Stream 1 (comprised of Order 3 and Order 4) will receive the following child fills:
Stream 1 Child Fill 1: 2,000 @ 36.99
Stream 1 Child Fill 2: 100 @ 36.9925
Stream 1 Child Fill 3: 400 @ 37

The orders in Stream 2 (comprised of Order 2 and Order 5) will receive the following child fills:
Stream 2 Child Fill 1: 300 @ 36.99
Stream 2 Child Fill 2: 15 @ 36.9925
Stream 2 Child Fill 3: 60 @ 37

The orders in Stream 3 (comprised of Order 1 and Order 5) will receive the following child fills:
Stream 3 Child Fill 1: 150 @ 36.99
Stream 3 Child Fill 2: 8 @ 36.9925
Stream 3 Child Fill 3: 30 @ 37

The aggregated traded volumes in this example are as follows:
SIP Volume: 1,250 shares
PURE ATS Volume: 3,063

Stream 1: 2,500 shares
    Order 3: 2,500 shares
    Order 4: 2,500 shares
Stream 2: 375 shares
    Order 2: 375 shares
    Order 5: 375 shares
Stream 3: 188 shares
    Order 1: 188 shares
    Order 5: 188 shares

Please note that Order 5 participated in two streams, and in aggregate sold 563 shares (375 shares in Stream 2 and 188 shares in Stream 3).

Maximum Executable Quantity

PURE ATS references the OCP for its final regular trading hours trade for matched orders. The maximum fill shares an order can receive referencing the OCP (aggregated between the regular trading hours and the Post-Close Trading Session), is governed by its Maximum Executable Quantity ("MaxEQ"). The MaxEQ for Streaming Block orders equals the lesser of the order's (i) residual quantity or (ii) maximum-sought LTR times the OCP volume. For example, a 1,000-share Streaming Block order seeking an LTR up to 30% in a symbol with an OCP of 5,000 shares at $10.00 will have a MaxEQ of 1,000 shares (the lesser of 1,000 and 1,500). The MaxEQ for LS and ROC orders equals an order's residual quantity (ROC orders will only reference the OCP in the Post-Close Trading Session). An order's MaxEQ can be satisfied via multiple fills referencing the OCP that are decremented against the order's MaxEQ (multiple fills are described in Part III, Item 18).

Additional Order Parameters

The standard prioritization logic will be impacted when a Subscriber elects to use "Sub-Market Matching Instructions" (comprised of SDSP (Subscriber-Dedicated Sub-Pool), LMSP (Liquidity Maker Sub-Pool), or PRO (Pre-Routing Optimizer)) or imposes a self-match prevention constraint or conditional order restriction (implemented via a FIX message from the Subscriber; these order instructions are explained in Part III, Item 14.a). These parameters each limit potential counter-parties or contra-side orders for a respective order; otherwise, the standard prioritization logic applies to the impacted orders.

Further, Subscribers can route orders (via FIX) with minimum execution quantities ("MEQ") for (i) ROC orders and (ii) for LS orders where the Subscriber sets the minimum LTR to be greater than the highest available LTR for all other available Order Types on the ATS. The effect of setting the minimum LTR at this level is to limit potential compatible contra-side orders to only LS orders. Where a Subscriber sets an MEQ for an order, the order will only be matched in the ATS to a contra-side order that can satisfy the MEQ (and is otherwise compatible with the order).

PURE ATS does not support post-only or counter-party segmentation or classification.

Peg Order Instructions for LS Orders:

PURE ATS requires peg instructions for all LS orders. PURE ATS recognizes three peg instructions: (i) Peg Far; (ii) Peg Mid; and (iii) Peg Near (defined below). PURE ATS will assign a Peg Mid instruction to (i) any LS order routed to the ATS without a designated Peg instruction; and (ii) any LS order with a minimum LTR less than or equal to 500%.

Peg instructions are effected only in the case of two LS orders (i.e., a Peg instruction will not be considered for stream matches or for LS-ROC matches referencing the OCP). PURE ATS uses the LS order's peg instruction and its limit price to determine the order's compatibility and the price for a potential single point-in-time trade. The peg order instruction defines where an order is executable in relation to the then-prevailing NBBO; the limit price defines where an order is executable with respect to a set price point. PURE ATS will not execute a single point-in-time trade at a price that violates an order's peg instruction, and will never execute a trade that violates an order's limit price.

For clarity, for LS orders:

- Peg Far means that an order will be executed to (and including) the then-prevailing contra-side NBBO (but not in violation of the order's limit price).

- Peg Mid means that an order will be executed to (and including) the then-prevailing NBBO midpoint (but not in violation of the order's limit price).

- Peg Near means that an order will be executed to (and including) the then-prevailing near-side NBBO (but not in violation of the order's limit price).

Note that as a result of this logic, an order with a marketable limit price and priority but the most restrictive peg instruction (e.g., Peg Near) will not be eligible for a match where the only contra-side interest has a Peg Mid or Peg Near instruction.

For illustrative purposes:

In a stock with an NBBO of $10.00-$10.10, a Buy LS order with a $10.20 limit price and:

- Peg Far instruction is eligible for a single point-in-time trade up to $10.10;
- Peg Mid instruction is eligible for a single point-in-time trade up to $10.05;
- Per Near instruction is eligible for a single point-in-time trade up to $10.00.

In a stock with an NBBO of $10.00-$10.10, a Buy LS order with a $10.07 limit price and:

- Peg Far instruction is eligible for a single point-in-time trade up to $10.07;
- Peg Mid instruction is eligible for a single point-in-time trade up to $10.05;
- Per Near instruction is eligible for a single point-in-time trade up to $10.00.

In a stock with an NBBO of $10.00-$10.10, a Buy LS order with a $9.99 limit price and any Peg Instruction is not eligible for any trade because it is not marketable (the limit price is below the near-side NBBO).

Minimum Match Quantity ("MMQ"): Order instruction (sent to the ATS via FIX field) for Streaming Block orders only. The instruction allows Subscribers to set a minimum order quantity for a contra-side order that it will accept in a match; if a contra-side does not meet the minimum order quantity, it will not be compatible with the Subscriber's order. Subscribers may set the

MMQ between 100 and 1,000 for all Streaming Block orders; the default MMQ for all incoming Streaming Block orders is 1,000 shares. MMQ is applied only to Streaming Block orders that are not in a current stream (i.e., MMQ is not applied to matches resulting in incremental, concurrent streams for a particular order, as described in Part III, Item 7 and illustrated in Example 7). There is no MMQ for non-Streaming Block orders.

Price Limits, Marketability, Protection, and Improvement:
No orders will receive an execution that would violate the order's limit price. In order to optimize the creation of streams, the order book uses minimum marketability thresholds required prior to an order being eligible to match (as described in Part III, Item 7).

There is no price improvement from, nor will the price vary from the price of the trades referenced by the ATS.

Short Sales and Regulation SHO:
The ATS's Subscribers are limited to U.S. registered broker-dealers that are obligated to comply with Regulation SHO Rule 203(b)(1).

When Regulation SHO Rule 201 short sale restrictions are in effect for a particular NMS stock, PURE will cancel (previously accepted) and reject (incoming) firm and conditional short sale orders in the relevant stock, except for short sale LS orders with a minimum LTR greater than or equal to 501% ("Constrained LS Orders") that are permissibly priced for execution. The ATS will continue to execute such Constrained LS Orders pursuant to the policies and procedures adopted pursuant to Rule 201(b) of Regulation SHO.

Locked and Crossed Markets:
PURE ATS will not execute single point-in-time trades when the market is crossed. PURE ATS will only execute single point-in-time trades when the market is locked if both the buyer and seller specify on the order that they are willing to execute during a locked market. During a (i) locked market or (ii) crossed market crossed market the PURE ATS will reference SIP-reported trades as described in Part III, Item 23a.

Time Stamping of Orders and Executions:
Firm and conditional orders are timestamped at the time they are accepted by the system in microseconds. The formation of a stream and each trade fill is also timestamped in microseconds. The ATS will timestamp Subscriber firm and conditional orders in compliance with FINRA time stamp and clock synchronization rules and guidance.

Errors:
PURE has Written Supervisory Procedures regarding errors, and errors will be handled consistent with the firm's error policies. For ATS (not Subscriber) errors, PURE maintains an error account at its Clearing Broker (~~currently BAML, and~~ Instinet ~~on or around May 19, 2025~~) to book bona fide errors, and to trade out of them. Key elements of the ATS error policy include the following:

1) Errors must be escalated to the CCO immediately;
2) Errors must be corrected and documented as soon as practicable;
3) The ATS cannot be used to liquidate an error; and
4) PURE will not cover losses for Subscribers by treating transactions as errors when they are not.

    d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.

PureStream, LLC
Form ATS-N Updating Amendment (May 20, 2025)
Exhibit 3

Part III: Manner of Operations
Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counter-party, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

~~PURE currently has an agreement with BAML to act on behalf of the PURE ATS to clear and settle all transactions executed on behalf of the ATS. BAML will receive all transactions over FIX and submit all executions to NSCC for clearing. All of PURE ATS's Subscribers must have clearing brokers that are NSCC/DTC members. PURE is the counter-party to all trades submitted by Subscribers.~~

~~On or around May 19, 2025,~~ PURE ~~will engage~~has engaged Instinet to clear and settle all transactions executed on behalf of the ATS ~~pursuant to a fully-disclosed clearing agreement, and the agreement with BAML will cease.~~. ~~At that time,~~ Instinet ~~will~~ receives all ATS transactions over FIX and ~~will commence submitting~~submits the transactions executed on the ATS to the NSCC for clearance and settlement. Each Subscriber must acknowledge and consent to this arrangement and provide their own clearing information for the purpose of clearing and settlement. For operational reporting purposes, Instinet ~~will~~ submits executed transactions to the NSCC that designate PURE as the counter-party to all trades.

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.